Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

February 16, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 64”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Monday, February 1, 2016, with respect to Amendment No. 64. Amendment No. 64 was filed on December 17, 2015 and included disclosure with respect to the State Street Disciplined Global Equity Portfolio (the “Portfolio”), a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 64.

Summaries of the comments with respect to the Portfolio, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 64. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 64.

Prospectus Comments

1.	Comment: On January 15, 2016 the Staff provided comments with respect to the State Street Disciplined Global Equity Fund series of State Street Institutional Investment Trust. To the extent applicable to the Portfolio, please consider and address these comments.

Response: The Registrant has considered and addressed the comments provided with respect to the State Street Disciplined Global Equity Fund series of State Street Institutional Investment Trust to the extent such comments are applicable to the Portfolio.

2.	Comment: The Staff notes the disclosure below currently included in the “Additional Strategies Information” section. Please confirm if the Portfolio expects to incur more than 0.01% of acquired fund fees and expenses during its first year of operation. If so, please add a line item to the fee table for acquired fund fees and expenses.

The Portfolio may invest in other investment companies, including exchange-traded funds, to the extent permitted by applicable law (including those advised by the Adviser).

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Portfolio’s average net assets during its first year of operation.

3.	Comment: The Staff notes the footnote to the fee table below stating that the Adviser has contractually agreed to waive its fee until the later of an unspecified date or such time that shares of the Portfolio cease to be the only investment security held by the State Street Disciplined Global Equity Fund series of State Street Institutional Investment Trust. Please clarify the footnote to address the Staff’s concern that the fee table disclosure is appropriate.

The Adviser has contractually agreed to waive the entire amount of this fee until the later of [    ] or such time as the shares of the Portfolio cease to be the only investment security held by the State Street Disciplined Global Equity Fund series (the “Fund”) of State Street Institutional Investment Trust. The waiver may be terminated only by the Portfolio’s Board of Trustees.

Response: The Registrant confirms the fee waiver will be in effect for at least one year from the effective date of the registration statement, consistent with Instruction 3(e) to Item 3 of Form N-1A. The footnote has been revised as follows:

The Adviser has contractually agreed to waive the entire amount of “Total annual Fund operating expenses” until the later of April 30, 2017 or such time as the shares of the Portfolio cease to be the only investment security held by the State Street Disciplined Global Equity Fund series (the “Fund”) of State Street Institutional Investment Trust. The waiver may be terminated only by the Portfolio’s Board of Trustees.

SAI Comments

4.	Comment: The Staff notes the fundamental policy below currently included in the “Investment Restrictions” section. Please confirm the Portfolio will concentrate its investments in the infrastructure industry and, if so, please include applicable strategies and risk disclosure in the Prospectus.

The Portfolio may not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the Rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, except securities of companies directly or indirectly engaged in the infrastructure industry.

Response: The Portfolio does not intend to concentrate its investments in the infrastructure industry. The fundamental policy has been revised as follows:

The Portfolio may not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the Rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time~~, except securities of companies directly or indirectly engaged in the infrastructure industry~~.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.